FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol		6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
DeBoer, Sidney B.	**Lithia Motors, Inc. LAD**		__X__ Director __X__ 10% Owner
(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year September 20, 2002	__X__ Officer (give title below) _____ Other (specify below) **Chairman and CEO**
360 E. Jackson St.			
(Street)	5. If Amendment, Date of Original (Month/Year)		7. Individual or Joint/Group Filing (Check Applicable Line) **_X_**Form filed by One Reporting Person ___Form filed by More than One Reporting Person
Medford, OR 97501			
(City) (State) (Zip)			

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2.Trans-action Date (Month/ Day/ Year)	3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner-ship (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
Class A Common	09/18/2002	C (1)		156,000	A			I	Deboer Family, LLC (2)
Class A Common	09/19/2002	S (3)		3,000	D	$18.428	153,000	I	Deboer Family, LLC (2)
Class A Common							727	D	
Class A Common							10,325	I	By 401(k)
Class A Common							280	I	By Spouse in Joint Ownership with Mother

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

SEC 1474 (3-99)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

September 20, 2002

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/ Day/ Year)	4.Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Class B Common	$0.000	09/18/2002	J (5) (5)			156,000	N/A	N/A	**Class A Common**	156,000		3,762,231	I	**Interest owned by a LLC (6)**
Stock Option (1997sd) (NQ) (right to buy)	$1.000						(7)	12/31/2005	**Class A Common**	728		728	D	
Stock Option (1998sd) (ISO) (right to buy)	$16.230						01/01/1998	12/31/2002	**Class A Common**	12,000		12,000	D	
Stock Option (1999sd) (ISO) (right to buy)	$18.150						(8)	01/01/2004	**Class A Common**	12,000		12,000	D	
Stock Option (2000sd) (ISO) (right to buy)	$18.430						(9)	01/06/2005	**Class A Common**	9,990		9,990	D	
Stock Option (2000sd) (NQ) (right to buy)	$16.750						(10)	01/06/2010	**Class A Common**	22,010		22,010	D	
Stock Option (2001) (ISO) (right to purchase)	$12.990						12/26/2000	12/26/2005	**Class A Common**	7,494		7,494	D	
Stock Option (2001) (NQ) (right to buy)	$1.000						12/26/2005	12/26/2010	**Class A Common**	16,000		16,000	D	
Stock Option (2001nq) (right to buy)	$19.240						12/26/2006	12/26/2011	**Class A Common**	16,000		16,000	D	

Explanation of Responses:

See attached statement

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.

(signature on page 3)

9/20/02

_____
** Signature of Reporting Person

Date

**Cliff E. Spencer, Attorney in Fact for
Sidney B. DeBoer**

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	4.Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (2001sd) (NQ) (right to purchase)	$11.810						(11)	12/26/2010	Class A Common	31,788		31,788	D	

Explanation of Responses:

See attached statement

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

 Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      See Instruction 6 for procedure.

 Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.

/s/ Cliff E. Spencer

September 20, 2002
Date

** Signature of Reporting Person

**Cliff E. Spencer, Attorney in Fact for
Sidney B. DeBoer**

Form 4 ·

DeBoer, Sidney B.

360 E. Jackson St.

Medford, OR 97501

September 20, 2002

Explanation of responses:

(1)   The DeBoer Family, LLC, converted 156,000 shares of Class B Common into Class A Common

(2)   Sidney B. Deboer is the trustee of the Sidney B. DeBoer Trust, which is the owner of a majority interest in the LLC and is the sole manager of the LLC

(3)   Sale made by DeBoer Family, LLC pursuant to a 10b5-1 Plan

(4)   These shares are beneficially owned by reporting person's Mother-in-law in a joint account with reporting person's spouse and reporting person disclaims any beneficial ownership of these shares

(5)   The DeBoer Family, LLC, redeemed units in Lithia Holding Company, LLC for 156,000 shares of Class B Common Stock which was subsequently converted into 156,000 shares of Class A Common.

(6)   Mr. DeBoer, through DeBoer Family, LLC, of which he is the sole manager, owns a majority interest in Lithia Holding Company, LLC, of which he is also the sole manager; and he has elected to report all Class B Common Stock owned by the Lithia Holding Company, LLC as being beneficially owned by him.

(7)   The options vest as to 20% of the total grant on the date of grant and 20% each anniversary date thereafter.

(8)   The options vest as follows: 292 on 1/1/00, 5,509 on 1/1/01, 5,508 on 1/1/02 and 691 on 1/6/03.

(9)   The options vest as follows: 4,745 on 1/6/03 and 5,245 on 1/6/04.

(10)   The options vest as follows: 13,627 on 1/6/01 and 8,383 on 1/6/02.

(11)   The options vest 8,360 shares on 12/26/00, 2,108 on 12/26/02, 10,565 on 12/26/03 and 10,755 on 12/26/04